

May 12, 2015

Via E-Mail
Mr. Douglas F. Bauer
Chief Executive Officer and Director
TRI Pointe Homes, Inc.
19540 Jamboree Road, Suite 300
Irvine, CA 92612

> **Re:** **TRI Pointe Homes, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 15, 2015**
> **File No. 333-203440**

Dear Mr. Bauer:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. File as exhibits to the registration statement the articles of incorporation and bylaws of each registrant. See paragraphs (i) and (ii) of Item 601(b)(3) of Regulation S-K.

Exhibit 5.1

2. We note that counsel assumes under "A" that the limited partnership agreement of the guarantor that is a Delaware limited partnership constitutes a legal, valid, and binding obligation, enforceable against it in accordance with its terms. It is inappropriate for counsel to include in its opinion an assumption that is overly broad, that assumes away the relevant issue, or that assumes any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. For guidance you may wish

to refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission's website.

Exhibits 5.2, 5.3, 5.4, and 5.5

3. We note the phrase "Based solely on the Certificate of Existence and the Confirmation of Good Standing," the phrase "Based solely on the Good Standing Certificates," the phrase "Based solely on the Certificates of Good Standing," or the phrase "Based solely on the Good Standing Certificate" which appear in paragraph 2 of the opinions expressed. As noted above, it is inappropriate for counsel to include in its opinion an assumption that is overly broad, that assumes away the relevant issue, or that assumes any of the material facts underlying the opinion or any readily ascertainable facts. Please revise.

Exhibits 5.3 and 5.5

4. We are unable to locate on the EDGAR system Exhibit A to each exhibit which you indicate is attached. Please revise.

Exhibit 5.4

5. We note the limitations on reliance language in the penultimate paragraph of the opinion. Since investors in the exchange offers are entitled to rely on the opinion, any limitation on reliance is inappropriate and unacceptable. Please revise. For guidance you may wish to refer to Section II.B.3.d. of SLB 19.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-Mail
        Michael E. Flynn, Esq.
        Brian J. Lane, Esq.
        Gibson, Dunn & Crutcher LLP
        3161 Michelson Drive
        Irvine, CA 92612